TSMC Reports Second Quarter EPS of NT$5.18

Hsinchu, Taiwan, R.O.C., - Jul. 15, 2021 – TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$372.15 billion, net income of NT$134.36 billion, and diluted earnings per share of NT$5.18 (US$0.93 per ADR unit) for the second quarter ended June 30, 2021.

Year-over-year, second quarter revenue increased 19.8% while net income and diluted EPS both increased 11.2%. Compared to first quarter 2021, second quarter results represented a 2.7% increase in revenue and a 3.8% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, second quarter revenue was $13.29 billion, which increased 28.0% year-over-year and increased 2.9% from the previous quarter.

Gross margin for the quarter was 50.0%, operating margin was 39.1%, and net profit margin was 36.1%.

In the second quarter, shipments of 5-nanometer accounted for 18% of total wafer revenue; 7-nanometer accounted for 31%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 49% of total wafer revenue.

“Our second quarter business was mainly driven by continued strength in HPC and Automotive-related demand,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into third quarter 2021, we expect our business to be supported by strong demand for our industry-leading 5nm and 7nm technologies, driven by all four growth platforms, which are smartphone, HPC, IoT and Automotive-related applications.”

Based on the Company’s current business outlook, management expects the overall performance for third quarter 2021 to be as follows:

˙ Revenue is expected to be between US$14.6 billion and US$14.9 billion;

And, based on the exchange rate assumption of 1 US dollar to 27.9 NT dollars,

˙ Gross profit margin is expected to be between 49.5% and 51.5%;

˙ Operating profit margin is expected to be between 38.5% and 40.5%..

TSMC’s 2021 second quarter consolidated results:

(Unit: NT$ million, except for EPS)
	2Q21	2Q20	YoY	1Q21	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	372,145	310,699	19.8	362,410	2.7
Gross profit	186,197	164,623	13.1	189,839	(1.9)
Income from operations	145,667	131,094	11.1	150,538	(3.2)
Income before tax	149,391	136,399	9.5	155,064	(3.7)
Net income	134,359	120,822	11.2	139,690	(3.8)
EPS (NT$)	5.18[b]	4.66[b]	11.2	5.39[b]	(3.8)
a: 2Q2021 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 281 distinct process technologies, and manufactured 11,617 products for 510 customers in 2020 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer Public Relations Tel: 886-3-563-6688 ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com